FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 January 2005 to 31 January 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors & Connected Persons
– KG Hanna, 5 January 2005

99.2	Notification of Interests of Directors & Connected Persons
– WCG Berndt, 7 January 2005

99.3	Notification of Interests of Directors & Connected Persons
– RS Braddock, 7 January 2005

99.4	Notification of Interests of Directors & Connected Persons
– RM Carr, 7 January 2005

99.5	Notification of Interests of Directors & Connected Persons
– DAR Thompson, 7 January 2005

99.6	Notification of Interests of Directors & Connected Persons
– RP Thorne, 7 January 2005

99.7	Notification of Interests of Directors & Connected Persons
– Baroness Wilcox, 7 January 2005

99.8	Notification of Interests of Directors & Connected Persons
– WCG Berndt, 13 January 2005

99.9	Notification of Interests of Directors & Connected Persons
– RS Braddock, 13 January 2005

99.10	Notification of Interests of Directors & Connected Persons
– RM Carr, 13 January 2005

99.11	Notification of Interests of Directors & Connected Persons
– DAR Thompson, 13 January 2005

99.12	Notification of Interests of Directors & Connected Persons
– RP Thorne, 13 January 2005

99.13	Notification of Interests of Directors & Connected Persons
– Baroness Wilcox, 13 January 2005

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	/s/ J M Mills
Director of Group Secretariat

Dated:	1 February 2005